EXHIBIT 12


                        PHH Corporation and Subsidiaries
                Computation of Ratio of Earnings to Fixed Charges
                              (Dollars in millions)



                                                                                Year Ended
                                                     -----------------------------------------------------------
                                                              December 31,                       January 31,
                                                     1998 (2)     1997        1996           1996         1995
                                                     --------   --------    --------      ---------     --------
Income (loss) from continuing operations
     before income taxes                             $   308.8  $  (56.0)   $   91.6      $    76.2     $   64.1
Plus:   Fixed charges                                    173.5     115.7       105.9           93.1         74.5
                                                     ---------  ---------   --------      ---------     --------

Earnings available to cover fixed charges            $   482.3  $    59.7   $  197.5      $   169.3     $  138.6
                                                     =========  =========   ========      =========     ========

Fixed charges (1):
     Interest, including amortization
       of deferred financing costs                   $   165.8  $   109.6   $   99.0      $    86.0     $   67.9
     Interest portion of rental payment                    7.7        6.1        6.9            7.1          6.6
                                                     ---------  ---------   --------      ---------     --------

Total fixed charges                                  $  173.5   $   115.7   $  105.9      $    93.1     $   74.5
                                                     ========   =========   ========      =========     ========

Ratio of earnings to fixed charges                      2.78x         (*)      1.86x           1.82x       1.86x
                                                     ========   =========   =========     ==========    ========



(1) Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals). The substantial portion of interest expense incurred on debt is used to finance the Company's mortgage services and relocation services activities.

(2) For the year ended December 31, 1998, income from continuing operations before income taxes includes non-recurring merger-related costs and other unusual credits of $18.9 million. Excluding credits, the ratio of earnings to fixed charges is 2.67x.

     (*) Earnings are inadequate to cover fixed charges (deficiency of $56.0 million) for the year ended December 31, 1997. Loss from continuing operations before income taxes includes non-recurring merger-related costs and other unusual charges of $189.9 million. Excluding such charges, the ratio of earnings to fixed charges is 2.16x.